Exhibit 99.5

Fortuna reports consolidated financial results for first quarter 2019

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, May 14, 2019: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported net income of $2.2 million, adjusted net income of $8.4 million, and adjusted EBITDA of $23.8 million for the first quarter of 2019.

Jorge A. Ganoza, President and CEO, commented, “Production and cash costs at our Caylloma and San Jose mines for the first quarter underpin a solid start for the year with EBITDA margins of 40 percent. Our cash flow generation objectives remain on track to continue contributing to the funding of our Lindero gold project in Argentina.” Mr. Ganoza continued, “As of the end of April, Lindero construction progress is at 47 percent completion, with 97 percent of the direct capital expenditures committed, and 61 percent of the total projected capital spent.” Mr. Ganoza added, “With mine preparation set to be concluded in May and construction of the crushing and leach pad facilities advancing according to schedule, we plan to initiate placing ore on the leach pad early in Q4 2019.”

First quarter 2019 highlights

•	Sales of $59.0 million, compared to $70.4 million in Q1 2018
•	Net income of $2.2 million, compared to $13.8 million in Q1 2018
•	Adjusted net income of $8.4 million, compared to $13.2 million in Q1 2018
•	Adjusted EBITDA[1] of $23.8 million, compared to $31.8 million in Q1 2018
•	Free cash flow from ongoing operations[1] of $2.2 million, compared to $16.8 million in Q1 2018 due largely to the impact of short-term movements in receivables and inventory
•	Silver and gold production of 2,233,331 ounces and 13,314 ounces, respectively
•	AISC[2] per silver equivalent ounce of payable silver was $10.7

Notes:

1. Refer to Non-GAAP Financial Measures and Forward-Looking Statements

2. AISC oz Ag Eq calculated at realized metal prices of $1,316/oz Au, $15.6/oz Ag, $0.9/lb Pb, and $1.2/lb Zn

First Quarter 2019 Consolidated Results

Consolidated Financial Metrics	Three months ended March 31,
	2019	2018	% Change
(Expressed in $ millions except per share information)
Sales	$59.0	$70.4	(16%)
Mine operating income	21.5	31.3	(31%)
Operating income	10.9	22.4	(51%)
Net income	2.2	13.8	(84%)
Earnings per share (basic)	0.01	0.09	(89%)

Adjusted net income[1]	8.4	13.2	(36%)
Adjusted EBITDA[1]	23.8	31.8	(25%)
Cash provided by operating activities	3.9	20.1	(81%)
Free cash flow[1]	(34.1)	12.3	(377%)
Free cash flow from ongoing operations[1]	2.2	16.8	(87%)
Capex
Sustaining	4.7	4.1	14%
Non-sustaining	0.8	-	0%
Lindero	30.9	4.9	537%
Brownfields	1.2	2.3	(48%)
	Mar 31, 2019	Dec 31, 2018	% Change
Cash, cash equivalents, and short-term investments	$112.9	163.3	(31%)

Total assets	$796.7	$786.5	1%
Non-current credit facility	$69.3	$69.3	0%
Shareholders' equity	$605.9	$602.8	1%

Sales for the three months ended March 31, 2019 were $59.0 million, a 16% decrease from the $70.4 million reported in Q1 2018. The decrease in sales was due primarily to a decline in metal prices for silver, lead, and zinc of 7%, 19%, and 21%, respectively, and to lower sales volume in silver and gold of 7% and 11%. Contributing to lower sales volume was a $3.7 million accumulation of concentrate inventory during the quarter.

Net income for the three months ended March 31, 2019 was $2.2 million or $0.01 per share compared to $13.8 million or $0.09 per share reported in the same quarter in 2018.

Adjusted net income for the quarter was $8.4 million compared to $13.2 million reported in the same quarter of 2018. The decrease in adjusted net income was due mainly to lower sales at both San Jose and Caylloma, and was partially offset by realized gains on commodity derivative contracts.

Adjusted EBITDA for the period was $23.8 million compared to $31.8 million in the comparable period in 2018. The decrease in adjusted EBITDA was due primarily to lower sales volume and lower realized metal prices.

Net cash provided by operating activities for the three months ended March 31, 2019 was $3.9 million compared to $20.1 million reported in 2018 due to lower sales as well as negative changes in working capital of $9.2 million in 2019 compared to positive changes of $5.2 million in 2018. Free cash flow from ongoing operations was $2.2 million, which was negatively impacted by changes in working capital during the quarter.

Capital resources and liquidity

At March 31, 2019, the Company had cash, cash equivalents, and short-term investments of $112.9 million (December 31, 2018 – $163.3 million). The decrease in cash reflects the increase in the pace of spending at the construction of the Lindero project. Total liquidity available to the Company as of March 31, 2019 was $192.9 million, which includes $80.0 million of available credit under a $150 million credit facility.

Lindero gold Project

Construction at the Lindero open pit heap leach gold mine located in Salta Province Argentina is at 47% completion. Approximately 97% of direct capital costs have been committed. Construction spending for the first quarter of 2019 totaled $42.2 million comprising of $30.9 million on construction expenditures, and $11.3 million on deposits for equipment and advances to contractors. Total construction spending as at the end of March 31, 2019 was $165 million.

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San Jose Mine, Mexico

	Three months ended March 31,
Mine Production	2019	2018
Tonnes milled	256,642	258,204
Average tonnes milled per day	2,984	3,011

Silver
Grade (g/t)	267	284
Recovery (%)	91	93
Production (oz)	1,999,495	2,185,913
Metal sold (oz)	1,856,288	2,011,260
Realized price ($/oz)	15.63	16.65

Gold
Grade (g/t)	1.71	1.94
Recovery (%)	90	92
Production (oz)	12,741	14,882
Metal sold (oz)	11,712	13,748
Realized price ($/oz)	1,316	1,329

Unit Costs
Production cash cost ($/t)	68.7	65.3
Production cash cost ($/oz Ag Eq)[1,2]	6.4	5.7
Unit net smelter return ($/t)	174.3	203.8
AISC ($/oz Ag Eq)[1,3]	8.7	8.5

1 Non-GAAP Financial Measure. Refer to the Non-GAAP Financial Measures in the associated MD&A for a description and calculation of these measures

2 Production cast cost/oz Ag Eq and AISC/oz Ag Eq calculated using the realized metal prices of gold and silver set out in the table

Quarterly Results

The San Jose Mine produced 1,999,495 ounces of silver and 12,741 ounces of gold in the first quarter of 2019, which were 9% and 14% below the comparable quarter in 2018. The lower production was due primarily to lower head grades for silver and gold, which decreased 6% and 12%, respectively, compared to the same quarter in 2018.

Cash cost per tonne of processed ore increased 5% to $68.7 per tonne compared to $65.3 per tonne for the comparable quarter in 2018 and was in-line with guidance. The increase was due to higher mining costs related to preparation and backfill, and was partially offset by lower dry-stack tailings operating costs.

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Caylloma Mine, Peru

	Three months ended March 31,
Mine Production	2019	2018
Tonnes milled	130,150	129,620
Average tonnes milled per day	1,496	1,473

Silver
Grade (g/t)	66	61
Recovery (%)	84	84
Production (oz)	233,836	215,545
Metal sold (oz)	237,868	220,290
Realized price ($/oz)	15.56	16.79

Lead
Grade (%)	2.74	2.72
Recovery (%)	91	91
Production (000's lbs)	7,172	7,040
Metal sold (000's lbs)	7,231	7,269
Realized price ($/lb)	0.92	1.14

Zinc
Grade (%)	4.37	4.31
Recovery (%)	90	90
Production (000's lbs)	11,295	11,028
Metal sold (000's lbs)	11,269	11,078
Realized price ($/lb)	1.23	1.55

Unit Costs
Production cash cost ($/t)	79.5	78.7
Production cash cost ($/oz Ag Eq)[1,2]	9.3	7.2
Unit net smelter return ($/t)	148.5	190.3
AISC ($/oz Ag Eq)[1,3]	12.9	10.3

1 Non-GAAP Financial Measure. Refer to the Non-GAAP Financial Measures in the associated MD&A for a description and calculation of these measures

2 Production cast cost/oz Ag Eq and AISC/oz Ag Eq calculated using the realized metal prices for silver, lead, and zinc set out in the table

Quarterly Results

The Caylloma Mine produced 7.2 million pounds of lead and 11.3 million pounds of zinc, which were both 2% higher than the production for the comparable quarter in 2018. The increased production was due to higher head grades of lead and zinc of 2.74% and 4.37%, respectively, as well as slightly higher mill throughput. Silver production totaled 233,836 ounces, which was 8% higher than the comparable quarter in 2018.

Cash cost per tonne of processed ore was $79.5 compared to $78.7 cash cost per tonne for the comparable quarter in 2018 and was slightly below annual guidance.

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Non-GAAP Financial Measures

The following tables represent the computation of certain Non-GAAP Financial Measures as referenced in this news release.

Income Statement Reconciliation to Adjusted Net Income for First Quarter

(Expressed in $ millions, except per share information)	Q1 2019	Adjust.	Q1 2019 Adjusted	Q1 2018	Adjust.	Q1 2018 Adjusted
Sales	$59.0	$-	$59.0	$70.4	$-	$70.4
Cost of sales	37.5	-	37.5	39.1	-	39.1
Mine operating income	21.5	-	21.5	31.3	-	31.3
Selling, general and administration	6.5	0.1	6.6	6.9	-	6.9
Exploration and evaluation	0.2	-	0.2	0.1	-	0.1
Share of loss (income) of equity-accounted investee	0.1	(0.1)	-	(0.2)	0.2	-
Foreign exchange loss (gain)	3.7	(2.9)	0.8	2.1	-	2.1
Impairment reversal	-		-	-	-	-
Other (income) expenses, net	0.1	(0.1)	-	-	-	-
Operating Income	10.9	3.0	13.9	22.3	(0.2)	22.1
Interest and finance costs	0.1	-	0.1	(0.5)	0.5	-
Gain (loss) on financial assets and liabilities carried at fair value	(1.6)	2.3	0.7	0.4	(1.4)	(1.0)
Income before taxes	9.5	5.3	14.8	22.2	(1.1)	21.1
Current income tax expense	8.6	0.8	9.4	9.7	(0.4)	9.3
Deferred income tax recovery	(1.3)	(1.7)	(3.0)	(1.2)	(0.2)	(1.4)
Net income and adjusted net income	$2.2	$6.2	$8.4	$13.8	$(0.5)	$13.2
Earnings per share - basic	$0.01	$0.04	$0.05	$0.09	$(0.01)	$0.08

Certain figures may not add due to rounding

Adjusted EBITDA

(Expressed in $ millions)	Q1 2019	Q1 2018
Net Income for the period	$2.2	$13.8
Add back:
Foreign exchange, Lindero project	2.9	-
Net finance items	(0.2)	0.5
Depreciation, depletion, and amortization	9.1	10.6
Income taxes	7.3	8.6
Share of loss (income) of equity-accounted investee	0.1	(0.2)
Other non-cash items	2.4	(1.5)
Adjusted EBITDA	$23.8	$31.8

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Free cash flow and free cash flow from ongoing operations

(Expressed in $ millions)	Q1 2019	Q1 2018
Free Cash Flow
Net cash provided by operating activities	$3.9	$20.1
Less: Purchases of mineral properties, plant and equipment	(9.2)	(9.0)
Less: Expenditures on Lindero Project	(24.4)	(2.2)
Less: Deposits on long term assets, net	(9.8)	(2.1)
Less: Current income tax expense	(8.6)	(9.7)
Add: Income taxes paid	14.0	15.2
Free cash flow	$(34.1)	$12.3
Add: Expenditures on Lindero Project	25.8	2.2
Add: Greenfield capital expenditures	0.8	0.3
Add: Deposits on long term assets - Lindero Project	9.7	2.0
Free cash flow from ongoing operations	$2.2	$16.8

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at https://www.fortunasilver.com/investors/financials/2019/.

Conference call to review 2019 first quarter financial and operational results

A conference call to discuss the financial and operational results will be held on Wednesday, May 15, 2019 at 9:00 a.m. Pacific | 12:00 p.m. Eastern. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/30434 or over the phone by dialing just prior to the starting time.

Conference call details:

Date: Wednesday, May 15, 2019

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.844.602.0380

Dial in number (International): +1.862.298.0970

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 48101

Playback of the conference call will be available until May 29, 2019 at 12:00 a.m. Eastern. Playback of the webcast will be available until May 15, 2020. In addition, a transcript of the call will be archived on the company’s website: https://www.fortunasilver.com/investors/financials/2019/.

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About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; 2019 production and cost guidance; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna's mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.

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